AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

April 21, 2010	VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:           Notice of the Meeting and Record Date
2010 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Avino Silver & Gold Mines Ltd.
ISIN	CA0539061030
CUSIP	053906103
Meeting Date	June 24, 2010
Record Date for Notice	May 20, 2010
Record Date for Voting	May 20, 2010
Beneficial Ownership Determination Date	May 20, 2010
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

AVINO SILVER & GOLD MINES LTD.

 “Dorothy Chin”

____________________________________
Dorothy Chin
Corporate Secretary